October 29, 2014

Mara Ransom
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	WeWearables, Inc. Registration Statement on Form S-1 Filed September 8, 2014 File No. 333-198615

Dear Ms. Ransom,

WeWearables, Inc. is pleased to respond to the letter of comment (the “Comment Letter”) transmitted to us by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”), dated October 8, 2014. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Our responses to the Staff’s comments are as follows:

General

  We note your statement on page 15 that you believe you are not classified as a shell company. Please provide us with your analysis as to why you believe you are not a “shell company,” as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting solely of cash.

Currently, we feel we are not a shell for the following reasons.

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company Were we not to be considered a development stage company we would still not be considered a shell. The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a company in the early stages of development that has not generated revenues yet.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business.  These activities include, but are not limited to, the following:

  entering into agreements with customers, vendors, manufacturers, etc.;
  filing patent, trademark, and copyright applications with respect to the company’s intellectual property;
  executing license or sublicense agreements with respect to the company’s intellectual property;
  entering into product development agreements or similar agreements for the development of a product or service;
  hiring employees; and
  incurring material operating expenses such as research and development expenses;

We believe the Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1. The Company has spent hundreds of man hours in producing its e-commerce website. The Company is pursuing contracts with customers and manufacturers. It has acquired a significant asset. It has hired personnel to pursue operations. It has received significant debt financing.

  It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:

•	your disclosure indicates that you are a development stage company issuing penny stock;

For purposes of section 419, the term “blank check company” shall mean a company that:

(i) Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) Is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934 (“Exchange Act”).

The company has a business plan as set forth under the business section on page 34.

•	your office space is shared by Mr. Chen, who “incurs no incremental costs” and charges no rent for use;

Because the company still does not require an office space or lease, we feel it is in the best interest of our shareholders to not add any additional costs that may hinder the development of our business.

•	you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;

Mr. Chen has continued to devote significant amounts of time and resources to not only making WeWearables profitable, but to making the company a long-term success for its shareholders.

•	you have a net loss of $30,000 to date and you have not generated any revenues to date;

Wewearables is still in early stages of its business plan and we believe by investing our time and efforts into significantly building online traffic and our company brand, WeWearables can gain significant market share within 5 years.

•	you have assets consisting only of cash; and

Our balance sheet through June, 2014 does have minimal assets but we believe that we will be able to increase the value significantly with additional capital and personnel to help drive Company sales.

•	your registration statement contains very general disclosure related to the nature of your business and your business plan.

WeWearables has taken a three-pronged approach to help promote growth for the company and its shareholders. The company is currently developing its website which will act as an online marketplace to shop, compare, review, rate and purchase the latest wearable technology. The company also plans to offer Vending Machines placed at strategic locations where people with specific diseases or chronic conditions are visiting. And finally the Company plans to host an array of small retail kiosks inside malls that will help promote the brand and online market place, and will also have direct retail sales.

In the adopting release of Rule 419, the Commission stated, “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

  Please move the Table of Contents to the inside front cover page of your Prospectus. For guidance, refer to Item 502 of Regulation S-K, available on our website www.sec.gov.

We agree with your comment and have included the Table of Contents to the inside front cover of the Prospectus.

The Offering, page 6

  We note your “plan to find a market maker to file a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) as required for trading on OTC markets. However, in subsequent pages throughout your Prospectus, you state, “a market maker has agreed to file a Rule 211 application with “FINRA.” Please revise your Prospectus, here and throughout, to resolve the inconsistent statements.

We agree with your comment and have deleted reference to a market maker agreeing to file a Rule 211 application.

Risk Factors, page 9

Risks Related to the Business, page 9

3. Because we have only recently commenced business operations, we face a high risk of business failure, page 10

  You state here that you have “acquired and commenced internally developing [y]our website products.” Clarify your disclosure here and elsewhere where you describe your business to explain whether you plan to design and manufacture the products you intend to sell, as this disclosure suggests, or if you plan to re-sell products designed and manufactured by others or both.

We agree with your comment and have clarified the disclosure here and elsewhere. We plan to resell products designed and manufactured by others.

7. We will face competition from companies with significantly greater resources and name recognition, page 11

  We note your expectations “to encounter intense competition in the Internet/software industry” and to “compete for revenues with other Internet software providers.” Please explain to us how you might compete in the Internet/software industry as a retailer for technology products that provide health and fitness tracking.

WeWearables is focused in the retail of just Wearable Health and Wellness devices. With proper marketing through advertising, visible kiosks, and vending machines, WeWearables is able to sell a versatile line of products while not becoming a Vertical-Retailer like most of our competition. The majority of our competitors are producing and selling across many different segments which keeps them from taking part in the fast-moving market trends.

14. Product liability & product support, page 13

  Merchants and manufacturers share various product liabilities. While product support may rest solely with the manufacturer, your merchant status exposes you to certain product liabilities from consumers. Please revise this risk factor to discuss appropriately the risks merchants face from product liability claims.

We agree with your comment and have revised the risk factor to discuss the risk we face from product liability claims.

Risks Related to Our Common Stock, page 13

27. The ability of our founder, president, and chief executive officer to control our business may limit or eliminate minority shareholders’ ability to influence corporate affairs, page 18

  In an appropriate place in your prospectus, please identify Mr. Cahill and explain to us his role in the creation of your company.

Reference to this person has been deleted.

31. You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances, page 19

  We note your intention to seek listing on the OTC Bulletin Board, which is contingent upon maintaining compliance with SEC filings. Please disclose, if known, whether you will voluntarily continue reporting in the absence of an SEC reporting obligation.

We agree with your comment and have included that we plan to voluntarily continue reporting in the absence of an SEC reporting obligation.

Use of proceeds, page 21

  Please quantify net offering proceeds under the four offering scenarios included in the table provided on page 4. For each offering scenario, please also state the principal purposes for which the net proceeds are intended to be used, the approximate amount intended to be used for each such purpose, and the order of priority of such purposes. See item 504 of Regulation S-K. Please also include language clarifying that:

•	the offering is on a “best-efforts” basis;

•	the offering scenarios presented are for illustrative purposes only, and;

•	the actual amount of proceeds, if any, may differ.

We agree with your comment and have include the disclosure under the Use of Proceeds.

Dilution, page 23

  As it appears that you did not deduct the $55,000 of estimated offering costs in arriving at net tangible book per share after the offering, please revise your dilution calculations accordingly.

We agree with your comment and have deducted the $55,000 accordingly.

  You disclose that $100,000 or $0.005 per share, was paid by existing shareholders for stock issued prior to the offering. Considering it appears you ascribed no value to the 17 million founder shares, please either revise your disclosure as appropriate or tell us how you derived the $100,000 consideration amount.

We agree with your comment and have revised the disclosure.

Market for Securities, page 24

  We note your indication here that Mr. Chen holds 81.15% of your outstanding common stock. This percentage differs from the amounts reflected elsewhere in your prospectus, such as on page 42. Please revise or advise.

We agree with your comment and have reconciled Mr. Chen’s ownership percentage to 84.79%.

Management’s Discussion and Analysis or Plan of Operation, page 27

Our Plan, page 29

  We note that you outline the intended stages of your business, however, the applicability of some of your stages to your stated business require further elaboration. For example, all of the steps in Stage One relate to the development of an application, yet it is not clear how your development of an application pertains to your wearables retail business and your WeWearables.com marketplace. Please review all of your stages and revise to ensure that they clearly describe how they relate to your overall business.

We agree with your comment and have revised our disclosure to more clearly describe how they related to our overall business.

Liquidity, page 31

  Please provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations

We agree with your comment and have included a disclosure stating that “We have limited our cash use to approximately $5,000 per month. Our cash can sustain our current operations for approximately 12 months.”

  We note your statements in the first paragraph on page 32 that you will not yet be subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until you exceed $75 million in market capitalization. Please note that you are only exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act to have your independent registered public accounting firm attest to, and report on, management’s assessment of its internal controls. Smaller reporting companies must still provide management’s report on internal controls. Please revise your disclosure accordingly.

We agree with your comment and have revised the disclosure accordingly.

Business, page 34

Market Overview, page 34

  Please supplementally provide us with a copy of the Business Insider report cited in your Prospectus.

We will provide you supplementally with this report.

Directors, Executive Officers, Promoters and Control Persons, page 39

Summary Executive Compensation Table, page 41

  Clarify whether Mr. Chen received the 17,000,000 shares in exchange for services rendered or if he offered cash consideration for such shares. If the former, please include the value of those shares in the Summary Compensation Table.

We agree with your comment and have revised the disclosure to include the shares received as compensation.

Plan of Distribution, page 47

  You state any trading will occur on the OTCQB or OTCBB markets. However, you have not completed the proper application process for listing on these markets and may never obtain listing. Please revise to include trading details in the absence of OTCQB or OTCBB listing.

We agree with your comment and have included trading details in absence of a OTCQB or OTCBB listing.

Exhibit 99.1. Copy of Subscription Agreement

  Section 4(d) states the offering’s ceiling is 2,000,000 shares of common stock at a fixed price of $0.125 per share. Please revise your Subscription Agreement for consistency with your Prospectus in which the maximum shares offered is 2,500,000 and the fixed price is $.10 per share.

We agree with your comment and have revised the subscription agreement accordingly.

* * * * *

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the Amended S-1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amended S-1; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. You may contact Thomas Chen, Chief Financial Officer at (714) 791-1305 if you have questions or need additional information.

Sincerely,

WeWearables, Inc.

/s/ Thomas Chen

Thomas Chen, CFO